United States
Securities and Exchange Commission
Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934
(Amendment No. n/a )*

OMB Number 3235-0145
First Mid-Illinois Bancshares, Inc.
(Name of Issuer)
Common Stock, par value $4.00 per share
(Title of Class of Securities)
320866106
(CUSIP Number)
Benjamin I. Lumpkin
c/o SKL Investment Group, 121 S 17th Street
Mattoon,  Illinois  61938
217-235-4410
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
February 11, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 320866106

  Names of Reporting Persons.
  I.R.S. Identification Nos. of above persons (entities only).

  Lumpkin Benjamin I.

  Check the Appropriate Box if a Member of a Group (See Instructions)

    √
  SEC Use Only
  Source of Funds (See Instructions)

  PF

  Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
  Citizenship or Place of Organization

  United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:

  Sole Voting Power

  315,462 shares

  Shared Voting Power

  0 shares

  Sole Dispositive Power

  315,462 shares

  Shared Dispositive Power

  0 shares

  Aggregate Amount Beneficially Owned by Each Reporting Person

  315,462 shares

  Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions)
  Percent of Class Represented by Amount in Row 11

  5.1%

  Type of Reporting Person (See Instructions)

  IN

Item 1. Security and Issuer

This statement relates to the common stock, par value $4.00 per share (the "Common Stock"), of First Mid-Illinois Bancshares, Inc., a Delaware corporation (the "Company"), whose principal executive offices are located at 1515 Charleston Avenue, Mattoon, Illinois 61938.

Item 2. Identity and Background

  Name

  This statement is being filed by Benjamin I. Lumpkin individually and as more particularly descibed in Item 5 below.

  Residence or Business Address

  His business address is as follows: SKL Investment Group, LLC, 121 South 17th Street, Mattoon, Illinois 61938.

  Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

  His principal occupation is an investor.

  Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case:

  During the last five years, Mr. Lumpkin has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors.)

  Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order:

  During the last five years, Mr. Lumpkin has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order finding any violation with respect to federal or state securities laws or enjoining future violations of, or prohibiting or mandating activities subject to, such laws.

  Citizenship

  Mr. Lumpkin is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

Mr. Lumpkin is reporting beneficial ownership of (i) 281,412 shares of Common Stock held individually and (ii) 34,050 shares obtainable through the conversion of 150 shares of Series B 9% Non-Cumulative Perpetual Convertible Preferred Stock of the Company (the "Series B Preferred Stock") that have been acquired by Mr. Lumpkin individually. No borrowed funds were used to acquire any of the above listed stock.

Item 4. Purpose of Transaction

Purchases of shares of Common Stock by Mr. Lumpkin have been for investment purposes. Mr. Lumpkin may purchase additional shares from time to time depending upon price, market conditions, availability of funds, evaluation of other investment opportunities, and other factors. Although Mr. Lumpkin has no present intention to sell any shares, he could determine from time to time, based upon the same factors listed above for purchases, to sell some or all of the shares held by him.

Except as set forth above, Mr. Lumpkin does not have any plan or proposal which relates to any of the following matters.

  The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

  An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

  A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

  Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

  Any material change in the present capitalization or dividend policy of the issuer;

  Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

  Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

  Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

  A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

  Any action similar to any of those enumerated above.

Item 5. Interest in Secuirities of the Issuer

  State the aggregate number and percentage of the class of securities identified pursuant to Item 1 (which may be based on the number of securities outstanding as contained in the most recently available filing with the Commission by the issuer unless the filing person has reason to believe such information is not current) beneficially owned (identifying those shares which there is a right to acquire) by each person named in Item 2. The above mentioned information should also be furnished with respect to persons who, together with any of the persons named in Item 2, comprise a group within the meaning of Section 13(d)(3) of the Act;

  Mr. Lumpkin's total beneficial ownership amounts to 315,462 shares of Common Stock, or 5.1% of the outstanding shares.

  For each person named in response to paragraph (a), indicate the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition. Provide the applicable information required by Item 2 with respect to each person with whom the power to vote or to direct the vote or to dispose or direct the disposition is shared;

  Mr. Lumpkin holds sole voting and investment power over the following shares of Common Stock: (i) 281,412 shares held individually and (ii) 150 shares of Series B Preferred Stock of the Company, which are convertible into 34,050 shares of Common Stock of the Company, held individually.

  Describe any transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D (§240.13d-191), whichever is less, by the persons named in response to paragraph (a).

  During the past 60 days, Mr. Lumpkin has effected no transactions in the Common Stock other than the following: (i) On February 11, 2009, Mr. Lumpkin purchased 150 shares of Series B Preferred Stock of the Company, which are convertible into 34,050 shares of Common Stock. The purchase was consummated in a private placement offering of the Company's Series B Preferred Stock. The price per share of the Series B Preferred Stock was $5,000.

Transaction Date	Shares or Units Purchased (Sold)	Price Per Share or Unit

  If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required.

  Other than the entities described in sub items (a) & (b) above, to the knowledge of Mr. Lumpkin, no other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock beneficially owned by Mr. Lumpkin.

  If applicable, state the date on which the reporting person ceased to be the beneficial owner of more than five percent of the class of securities.

  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Lumpkin and any person with respect to any securities of the issuer.

Item 7. Material to Be Filed as Exhibits

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 23, 2009
Date
/s/ Benjamin I. Lumpkin
Signature
Benjamin I. Lumpkin
Name / Title

Footnotes:

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)